

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2018

Gerard M. Anderson
Chief Executive Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

  Re: **DTE Energy Company**
     Form 10-K for the Fiscal Year Ended December 31, 2017
     Filed February 16, 2018
     File No. 1-11607

Dear Mr. Anderson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief
        Office of Consumer Products

cc: Jeffrey A. Jewell, Vice President, Controller, and Chief Accounting Officer
   Tracy Myrick, Director of Technical and Corporate Accounting